SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Selected by 20th U.S. State-Wide Public Health Department for $1.2 Million Project; dated April 13, 2009

ITEM 1

STARLIMS Selected by 20th U.S. State-Wide Public Health Department for $1.2 Million Project

Web-based Public Health LIMS Enhances Responsiveness to Emerging Threats

HOLLYWOOD, Fla., Apr 13, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that a public health department in the United States has selected the STARLIMS® web-based software to manage its laboratory informatics needs. The contract, valued at approximately $1.2 million, includes licenses for the Company’s software, first year maintenance and professional services. With this new implementation, 20 out of the 50 states in the U.S. will utilize STARLIMS’s public health laboratory information management solutions.

Part of Nationwide Network for Public Health Informatics
STARLIMS will be used to manage information relating to clinical and environmental testing across the state, replacing existing commercial and custom systems and ensuring adherence to workflows and standard operating procedures. Developed over years of close collaboration with the U.S. Public Health Information Network (PHIN) community, STARLIMS provides the infrastructure for timely sharing of laboratory information among state and federal public health agencies – which is crucial for effective response to emerging public health threats, including outbreaks of infectious disease. STARLIMS also documents all phases of laboratory testing, and provides a complete and accurate audit trail of all testing and reporting activities, aiding compliance with standards defined by agencies such as the United States Centers for Disease Control and Prevention (CDC) and the United States Association of Public Health Laboratories (APHL).

“We are delighted by this new project, which reflects our deep and long-standing commitment to public health and to the public sector in general,” said Jeff Ferguson, Chief Operating Officer of STARLIMS Corporation. “This new implementation is a very welcome opportunity to continue contributing to the vision set forth by the PHIN. The ambitious goal for public health agencies is to provide better protection to citizens, in an environment characterized by rapidly evolving infectious diseases and other threats. STARLIMS’s contribution lies in providing a web-based information management infrastructure that facilitates accelerated analysis of incoming data, as well as information sharing and collaboration across departments and agencies.”

Enterprise Solution with Web-based Access
As a result of STARLIMS’s entirely web-based architecture, data will be easily accessible via a standard web browser, from any of the state’s three public health laboratory facilities. Both departmental staff and authorized outside stakeholders – staff at hospitals, health departments, and clinics – will be able to access information using a standard web browser. STARLIMS will facilitate electronic data transfer throughout the state-wide department of public health, and to other systems operated by the CDC, U.S. EPA and other federal agencies.

STARLIMS Solutions for Public Health Informatics
Actively involved in multiple United States public health laboratory projects at the federal, state, county and city levels, STARLIMS has incorporated into its public health solutions comprehensive tools to support the guidelines set forth by the CDC and APHL. STARLIMS’s enterprise-level information system brings together all the public health laboratory activities into a single platform, offering comprehensive reporting, surveillance and networking capabilities. Advanced web-based capabilities are enhanced by specialized tools and wizards, resulting in flexible solutions that enable public health labs to manage large amounts of data while also meeting stringent accreditation requirements.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: April 14, 2009